Exhibit 99.2

A	Report of the Board of Directors of Syngenta pursuant to article 132 FMIA

The Board of Directors of Syngenta AG (the Board of Directors), a company having its seat in Basel (Syngenta or the Company) hereby comments pursuant to article 132 para. 1 FMIA and articles 30-32 of the Takeover Ordinance on the public tender offer (the Offer) of CNAC Saturn (NL) B.V. (CNAC Saturn or the Offeror), having its seat in Amsterdam, the Netherlands, a company indirectly controlled by China National Chemical Corporation, Beijing, PRC (ChemChina), for all publicly held registered shares with a nominal value of CHF 0.10 each of Syngenta (each a Syngenta Share) as follows:

1	Recommendation of the Board of Directors of Syngenta

Based on an in-depth review of the Offer and taking into account the fairness opinion, which forms an integral part of this report (see below section 2.2), the Board of Directors, composed of the members set out in section 3.1 below, has unanimously resolved on 2 February 2016 to recommend to the shareholders of Syngenta to accept the Offer submitted by the Offeror.

2	Rationale

The Board of Directors has made an in-depth review of the Offer described in the offer prospectus (the Offer Prospectus).

2.1	Offer Price

The price offered by the Offeror in the Offer is USD 465 in cash for each Syngenta Share (the Offer Price). In addition, the Offer allows for dividend payments to holders of Syngenta Shares in the aggregate amount of up to CHF 16 per Syngenta Share (consisting of up to CHF 11 gross (pre-tax) for the ordinary dividend for the financial year 2015 and CHF 5 gross (pre-tax) for a Special Dividend (as defined in section B.3 of the Offer Prospectus)) without any reduction of the Offer Price, as further described in section B.3 of the Offer Prospectus.

There will be a facility available to privately invested individual persons, who each meet both requirements of (i) holding their Syngenta Shares on a securities account with a custodian bank in Switzerland and (ii) holding a maximum of 500 Syngenta Shares at the time they tender their Syngenta Shares, for the conversion of the total USD sales proceeds for the Syngenta Shares tendered by them into CHF on closing at the prevailing exchange rate customary for a currency exchange transaction of such size as further described in section K.5 of the Offer Prospectus.

The Offer Price with dividends implies a premium of 31.1%, and the Offer Price without dividends implies a premium of 26.9%, to the volume-weighted average price of all on-exchange transactions in Syngenta Shares executed on the SIX Swiss Exchange (SIX) during the sixty (60) SIX trading days (each a Trading Day) prior to the publication of the pre-announcement on 3 February 2016 (Pre-Announcement) (which amounts to CHF 374.02). Also, the Offer Price with dividends implies a premium of 25.0%, and the Offer Price without dividends implies a premium of 21.0%, to the on-exchange closing price of the Syngenta Shares on the SIX on 2 February 2016, the Trading Day immediately prior to the publication of the Pre-Announcement, which amounted to CHF 392.301.

2.2	Fairness Opinion

In terms of financial fairness, the Board of Directors has received comfort as to the fairness of the Offer Price from the M&A advisors hired by Syngenta, i.e. Goldman Sachs and J.P. Morgan and further has mandated N+1 Swiss Capital AG as independent expert to issue a fairness opinion to assess the financial appropriateness of the Offer Price. In the fairness opinion dated 4 March 2016, N+1 Swiss Capital AG determined a valuation range from CHF 400.61 to CHF 464.55 and consequently concluded that the price offered by the Offeror for the Syngenta Shares is financially fair and appropriate. The fairness opinion can be ordered in German, French and English at no cost from Syngenta AG (Jennifer Gough) at Schwarzwaldallee 215, 4058 Basel, Switzerland (phone: +41 61 323 58 83, fax: +41 61 323 58 80, email: global.investor_relations@syngenta.com) or downloaded on www.transaction.syngenta.com.

2.3	Continuation of Syngenta's business

An important element for the assessment of the Offer by the Board of Directors has been that certain governance provisions agreed with ChemChina, the parent company of the Offeror, will stay in place until a re-listing of Syngenta's Shares through an initial public offering (but no longer than for 5 years as from the first settlement of the Offer (the First Settlement)) and will ensure that Syngenta can continue to run certain important aspects of its business practices in line with current standards. ChemChina agreed, inter alia, to the election of independent members who have no affiliation with ChemChina or its affiliates (the Independent Directors) to the Board of Directors of Syngenta post-transaction and to the establishment of a committee of Independent Directors which has the right to enforce certain governance provisions. 4 members of the current Board of Directors will continue as such Independent Directors including the current chairman, who will become vice-chairman of the Board of Directors and will lead the committee of Independent Directors if the Offer is successful.

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1 USD/CHF Exchange Rate as per WM/Reuters 1600 GMT Fixing: 1.02045 as at 2 February 2016 (as per Bloomberg).

2.4	Squeeze out; delisting

In the event that the Offeror holds more than 98% of the voting rights of Syngenta after the consummation of the Offer (the Settlement), ChemChina/CNAC Saturn intends to request the cancellation of the remaining Syngenta Shares in accordance with article 137 FMIA. In the event that the Offeror holds more than 90% but less than 98% of the voting rights of Syngenta after the Settlement, ChemChina/CNAC Saturn intends to perform a squeeze-out merger based on article 8 para. 2 and article 18 para. 5 of the Swiss Merger Act.

After the Settlement, ChemChina/CNAC Saturn intends to request the delisting of the Syngenta Shares from SIX and the delisting of the American Depositary Shares of Syngenta (ADSs) issued by Bank of New York Mellon acting as depositary from the New York Stock Exchange (NYSE). The delisting will significantly impair the ability to trade Syngenta Shares and ADSs.

2.5	Conclusions

Based on the considerations summarized above, the Board of Directors is convinced that the Offer is in the best interest of Syngenta, its shareholders, employees, customers and suppliers and that the price offered by the Offeror is fair and appropriate. The Board of Directors therefore recommends the shareholders to accept CNAC Saturn's Offer.

3	Additional information required by Swiss takeover law

3.1	Board of Directors and Executive Committee of Syngenta

The Board of Directors of Syngenta is currently composed of Michel Demaré (Chairman), Jürg Witmer (Vice Chairman), Jacques Vincent, Stefan Borgas, David Lawrence, Vinita Bali, Gunnar Brock, Eleni Gabre-Madhin and Eveline Saupper.

The Executive Committee of Syngenta is currently composed of John Ramsay (CEO ad interim and CFO), Caroline Luscombe, Christoph Mäder, Patricia Malarkey, Jonathan Parr, Mark Peacock, Davor Pisk and Jonathan Seabrook.

3.2	Conflicts of interest of members of the Board of Directors and of the Executive Committee

3.2.1	Board of Directors

5 members of the Board of Directors will resign from their functions at Syngenta if the Offer is declared successful with effect from the end of the extraordinary shareholders' meeting of Syngenta (the Extraordinary Shareholders' Meeting), which Syngenta undertook to convene as soon as practicable after the Offer has been declared successful. For the time period between the First Settlement and the Extraordinary Shareholders' Meeting, these directors will enter into mandate agreements with the Offeror (the Mandate Agreements).

The Mandate Agreements grant those resigning members of the Board of Directors no additional compensation (beyond their current board compensation) and contain usual provisions regarding the taking of instructions and indemnification. The purpose of the Mandate Agreements is to ensure a seamless change of control over Syngenta to ChemChina. For that reason, the Board of Directors concluded that the Mandate Agreements do not give rise to any potential conflict of interests.

The Board of Directors has not yet decided which of its members other than Michel Demaré (who will resign as Chairman as per the Extraordinary Shareholders' Meeting and who will continue, as mentioned above, as Independent Director and vice-chairman) will step down (and thus sign the Mandate Agreements) and which of its members will become Independent Directors.

No member of the Board of Directors has entered into a contractual or other relationship with ChemChina/CNAC Saturn (and there is currently no intention to enter into any such relationship except for the Mandate Agreements). No member of the Board of Directors has been elected at the request of ChemChina/CNAC Saturn or is exercising his/her mandate following instructions from ChemChina/CNAC Saturn, except for the period of time between the First Settlement and the Extraordinary Shareholders' Meeting which is subject to the terms of the above mentioned Mandate Agreements for 5 members. The members of the Board of Directors are neither employees nor members of any corporate bodies of ChemChina/CNAC Saturn or of companies having significant business relations with ChemChina/CNAC Saturn.

3.2.2	Executive Committee

No member of the Executive Committee has entered into a contractual or other relationship with ChemChina/CNAC Saturn. The members of the Executive Committee are neither employees nor members of any corporate bodies of ChemChina/CNAC Saturn or of companies having significant business relations with ChemChina/CNAC Saturn.

3.3	Possible financial consequences of the Offer for the members of the Board of Directors and the Executive Committee

3.3.1	Syngenta Shares and Options held by members of the Board of Directors and the Executive Committee

Certain shares (Restricted Shares), which were allotted to the members of the Board of Directors under the Syngenta Share Plan for Non-Executive Directors in 2011, 2012, 2013, 2014 and 2015 (the Board of Director Share Plan) foresee a blocking period, which, depending upon the plan and the date of grant, ends in 2016, 2017, 2018, 2019 or 2020. Since 23 April 2013 the Chairman no longer participates in the Board of Director Share Plan, but receives a fixed part of his compensation in blocked Syngenta Shares (shares are granted in four equal instalments per year, each portion blocked for a period of three years). On 2 February 2016, having regard to the Offer and in accordance with the terms and conditions of the Board of Director Share Plan and Chairman’s Agreement (see section 3.3.2), the Board of Directors resolved to lift all such blocking periods, effective upon the Offer becoming successful (as stipulated in the Transaction Agreement (as defined in section 4.2)) to enable the tender of the Syngenta Shares to the Offeror.

The members of the Board of Directors, including related parties (i.e. spouses, parents, children living in the same household, legal entities they own or otherwise control, and any legal or natural person that acts as their fiduciary), held as of 4 March 2016 the following participations in Syngenta:

	Number of unrestricted shares	Number of restricted shares	% voting rights
Non-executive Directors	4 March 2016	4 March 2016	4 March 2016
Michel Demaré	1,075	6,067	< 0.1%
Vinita Bali	-	-	< 0.1%
Stefan Borgas	826	1,546	< 0.1%
Gunnar Brock	700	-	< 0.1%
Eleni Gabre-Madhin	-	-	< 0.1%
David Lawrence	12,966	-	< 0.1%
Eveline Saupper	650	1,602	< 0.1%
Jacques Vincent	2,682	-	< 0.1%
Jürg Witmer	9,000	-	< 0.1%
Total unrestricted/ restricted shares	27,899	9,215	< 0.1%
Total shares	37,114

All members of the Board of Directors intend to tender their Syngenta Shares to the Offeror. Other than related to the fact that they are holders of Syngenta Shares, and except for the fixed compensation, which will be paid on a pro rata basis until termination, the Offer has no financial consequences for the members of the Board of Directors.

The members of the Executive Committee, including related parties, held as of 4 March 2016 the following participations in Syngenta:

	Vested shares			Unvested shares				Total
Members of the Executive Committee (EC)	Unrestricted	Restricted	Voting rights	Unconverted DSP* share awards	Unvested DSP matching rights	Unvested LTI** RSU	Unvested LTI PSU	Vested / unvested
Caroline Luscombe	3,193	27	<0.1%	1,442	1,442	829	3,309	10,242
Patricia Malarkey	480	672	<0.1%	453	1,125	778	3,552	7,060
Christoph Mäder	13,936	1,164	<0.1%	-	1,137	857	3,342	20,436
Jonathan Parr	1,867	27	<0.1%	1,282	1,282	461	4,492	9,411
Mark Peacock	1,933	27	<0.1%	1,674	1,674	933	3,790	10,031
Davor Pisk	13,157	913	<0.1%	1,192	2,078	1,160	4,654	23,154
John Ramsay	10,121	917	<0.1%	1,064	1,954	1,036	4,994	20,086
Jonathan Seabrook	1,932	27	<0.1%	1,405	1,405	1,323	3,116	9,208
Total EC shares	46,619	3,774	<0.1%	8,512	12,097	7,377	31,249	109,628

* Deferred Share Plan (DSP)

** Long Term Incentive (LTI)

All members of the Executive Committee intend to tender their Syngenta Shares to the Offeror.

Numbers of options for Syngenta Shares held by the members of the Executive Committee, including related parties, as per 4 March 2016 (no further options were granted during 2016):

Year of allocation	2015	2014	2013	2012	2011	2010	2009	2008	2007
Underlying equity	Share	Share	Share	Share	Share	Share	Share	Share	Share
Term (years)	10	10	10	10	10	10	10	10	10
Exercise period (years)	7	7	7	7	7	7	7	7	7
Option share ratio	1:1	1:1	1:1	1:1	1:1	1:1	1:1	1:1	1:1
Exercise price CHF	332.20	325.90	391.40	300.40	308.71	283.70	233.43	301.50	226.70
Vesting status	unvested		vested
Options held as of 4 March 2016
Members of the EC
Caroline Luscombe	12,192	6,033	3,639	2,637	-	-	-	-	-
Patricia Malarkey	13,697	5,664	772	782	617	-	-	-	-
Christoph Mäder	12,598	6,234	4,387	5,057	3,518	3,304	-	-	-
Jonathan Parr	16,933	3,352	2,176	2,230	1,668	1,632	1,225	-	-
Mark Peacock	15,240	6,787	4,271	4,418	3,639	-	-	-	-
Davor Pisk	18,333	8,446	6,065	6,525	4,586	-	-	-	-
John Ramsay	16,369	7,541	5,497	6,117	4,491	-	4,506	-	2,453
Jonathan Seabrook	13,458	6,452	1,972	2,287	1,791	-	-	-	-
Totals by grant year	118,820	50,509	28,779	30,053	20,310	4,936	5,731	-	2,453
Total unvested options	169,329
Total vested options	92,262
Total options on shares	261,591

3.3.2	Consequences of the Offer on the Chairman's Agreement, Executive Committee members' employment contracts, Incentive and Equity Plans

The Chairman has an agreement with Syngenta (the Chairman Agreement) which does not contain any change of control clause (except that in the case of termination of the agreement blocked shares become freely disposable). The agreements with the other members of the Board of Directors as well as the employment contracts with the members of the Executive Committee do not contain change of control clauses, either.

To the extent that Syngenta’s equity plans (the Equity Plans) did not already contain sufficiently detailed provisions in the case of a change of control, the Syngenta Board of Directors and the Compensation Committee (Compensation Committee) amended the Equity Plans on 1 and 2 February 2016, respectively, in case the Offer would be successful, subject to the Swiss Takeover Board (TOB) not ruling that these amendments infringe or trigger the best price rule or other provisions of Swiss takeover law. Accordingly, subject to the foregoing, under the amended terms of the Equity Plans, upon the occurrence, and effective as of the Offer becoming successful (i.e., pursuant to the Transaction Agreement, withdrawal rights of shareholders have lapsed and the minimum acceptance condition has been satisfied), the following applies:

1)	All outstanding awards are treated as follows:

i.	Share awards are converted into Syngenta Shares and deferral periods are waived;

ii.	Share blocking/holding periods are waived;

iii.	Matching shares are granted (if required under current equity plan terms);

iv.	Performance Share Units (PSUs) vest at target levels of performance and are converted into Syngenta Shares;

v.	Restricted Share Units (RSUs) vest and are converted into Syngenta Shares;

vi.	Performance options vest (at target levels of performance, where applicable) and exercise periods lapse;

vii.	Options vest and exercise periods lapse.

Phantom awards and ADSs are treated analogous to (i)-(vii) above.

2)	Executive Committee members with vested options have until 12 p.m. noon CET on the fifth business day prior to the date of the second settlement (i.e. the settlement after the additional acceptance period of the Offer) (the Second Settlement) to exercise their options, otherwise these options are deemed automatically exercised.

3)	Syngenta settles all outstanding awards (other than Syngenta Shares to which the Equity Plan participants have acquired valid title before the Offer becoming successful) in cash instead of Syngenta Shares on the date of the Second Settlement.

Payments for options are intended to be based on the Offer Price, plus the amount of the Special Dividend (in the U.S. subject to compliance with sec. 409A of the internal revenue code), less the applicable exercise price that would have been payable upon exercise of that option, multiplied by the number of Syngenta Shares underlying that option. All other cash settlement payments are intended to be based on the Offer Price multiplied by the number of Syngenta Shares to which the beneficiary is entitled plus the amount of the Special Dividend (in the US subject to compliance with sec. 409A of the internal revenue code). Cash settlement is intended to take place at the Second Settlement date. If sec. 409A of the U.S. internal revenue code limits Syngenta's ability to pay the Special Dividend to option holders, Syngenta will consider the payment of separate compensation to reach an adequate result.

3.3.3	Benefits of the members of the Board of Directors and of the Executive Committee

Syngenta has issued in favor of its Board of Directors, its Executive Committee and its employees an indemnification policy which will continue to be in force after the change of control. Further, Syngenta will purchase a tail D&O insurance to cover members of the Board of Directors and the Executive Committee despite the change of control.

Except for the benefits described above, the members of the Board of Directors and of the Executive Committee will not receive any additional benefits in connection with the Offer.

3.4	Conclusions

The members of the Board of Directors and of the Executive Committee are not affected by any potential conflicts of interest.

The resolution to recommend the acceptance of the Offer was therefore passed by the entire Board of Directors.

In addition, the Board of Directors has mandated N+1 Swiss Capital AG to issue a fairness opinion to assess the financial appropriateness of the Offer Price. N+1 Swiss Capital AG has concluded in its fairness opinion dated 4 March 2016 that the Offer Price is financially fair and appropriate (see above section 2.2).

4	Agreements between ChemChina/CNAC Saturn and Syngenta and between ChemChina/CNAC Saturn and shareholders of Syngenta relevant for the decision of the Board of Directors

4.1	Confidentiality and Standstill Agreement

On 10 January 2016, Syngenta and ChemChina entered into a confidentiality and standstill agreement customary for this type of transaction.

After the signing of the confidentiality and standstill agreement, Syngenta allowed ChemChina to carry out a limited due diligence.

4.2	Transaction Agreement

On 2 February 2016, after the close of trading on SIX and on NYSE, Syngenta on the one hand, and ChemChina and China National Agrochemical Corporation, Beijing, PRC (CNAC) on the other hand, entered into a transaction agreement (the Transaction Agreement). This agreement contains in essence provisions regarding the takeover process and terms and conditions of the transaction. In return, the Board of Directors of Syngenta agreed to support the Offer and to recommend its acceptance to the shareholders of Syngenta. The Transaction Agreement provides, inter alia, for the following additional obligations (the following is a summary of the main obligations):

•	Regulatory Undertaking: The parties agreed to take all steps reasonably necessary or desirable under applicable law and under their control to consummate the transaction. In particular, ChemChina agreed that it or CNAC Saturn will use reasonable best efforts to take all actions that are reasonably necessary or desirable under applicable law to obtain regulatory approvals for the transaction unless such actions would (i) constitute a "Regulatory Material Adverse Effect" (as further defined in the Pre-Announcement and the conditions of the Offer in the Offer Prospectus) or (ii) in the case of approvals by the Committee on Foreign Investment in the United States (CFIUS) or any other foreign investment control authority, result in the loss of all oversight, management and control by ChemChina or all physical and other access by ChemChina to the businesses, assets or operations of Syngenta which contributed to consolidated sales of the Syngenta group an amount of USD 1.54 billion or more in financial year 2015.

•	Chinese Regulatory Approvals: Unless so required by applicable law, ChemChina is not permitted to commence the Offer unless and until all Chinese regulatory approvals have been obtained (other than Chinese antitrust approvals).

•	Third Party Proposals:

•	Syngenta may not solicit any third party proposal or transaction (a Restricted Transaction).

•	However, Syngenta may, in response to an unsolicited written proposal of a third party that the Board of Directors determines in good faith and in accordance with its statutory fiduciary duties is more favorable to the holders of Syngenta Shares than the ChemChina transaction (a Superior Proposal) and after providing ChemChina the opportunity to propose measures to improve ChemChina’s offer, furnish such third party with information and participate in discussions with such third party.

•	The Board of Directors is not permitted to change its recommendation of the ChemChina transaction except in connection with a Superior Proposal, which the Board of Directors determines the person who made such Superior Proposal is capable of consummating in a reasonable time frame, after providing ChemChina at least five Trading Days to improve its Offer such that ChemChina’s improved Offer is as least as favorable to the holders of Syngenta Shares as the Superior Proposal.

•	Break-Fee: Syngenta undertook to pay ChemChina an amount of USD 1.5 billion[2] if the Offer is not successful or does not become unconditional for a reason attributable to:

•	(i) a material breach by Syngenta of the Transaction Agreement;

•	(ii) the failure to satisfy offer conditions relating to (1) registration in the share register of Syngenta, (2) the resignation of members of the Board of Directors and Mandate Agreements, (3) the absence of adverse resolutions at the general meeting of shareholders or (4) the limitations on material acquisitions and dispositions and the incurrence of indebtedness;

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[2]	ChemChina consented in the TOB proceeding to a reduction of such amount to the amount of USD 848 million, see section J "Decision of the Swiss Takeover Board" of the Offer Prospectus.

•	(iii) the withdrawal or modification by the Board of Directors of its recommendation for the ChemChina transaction or the recommendation by the Board of Directors of a Restricted Transaction or Syngenta entering into a definitive agreement with a third party for a Restricted Transaction during the term of the Transaction Agreement or a Restricted Transaction being publicly announced or launched during the term of the Offer and consummated; or

•	(iv) a proposal for a Restricted Transaction being publicly announced before the termination of the Transaction Agreement and Syngenta entering into a definitive agreement relating to such Restricted Transaction within twelve (12) months of such termination and such Restricted Transaction being consummated.

•	Reverse Break-Fee: ChemChina will pay Syngenta an amount equal to USD 3 billion if, despite all other conditions of the Offer having been satisfied or being still capable of being satisfied, the Offer does not become unconditional and / or is terminated as a result of the failure to obtain Chinese regulatory approvals or antitrust approvals, but not including approvals by CFIUS nor by any other foreign investment control authority.

•	Termination: The Transaction Agreement may be terminated in a limited number of circumstances, including:

•	by either party if the Offer has not become unconditional by 30 June 2017 and if the TOB no longer requires the Offer to remain open;

•	by each party if the Offeror publicly declares that the Offer will not be further pursued or has failed or if the Offeror otherwise withdraws from launching, continuing or settling the Offer, and if the TOB permits the Offer not to be launched, no longer to remain open or not to be settled, so long as the party seeking to terminate is not in breach of any provision under the Transaction Agreement that causes any such non-pursuance, failure or withdrawal;

•	by any party if the other party materially breaches its obligations, or has materially breached representations or warranties under the Transaction Agreement, unless promptly and fully remedied by the breaching party;

•	by ChemChina, if Syngenta enters into a definitive agreement with a third party regarding a Restricted Transaction or if a competing offer to the Offer leads to a holding of the competing offeror of more than 10% of the Syngenta Shares;

•	by ChemChina if the Board of Directors of Syngenta (1) fails to recommend the Offer to the shareholders of Syngenta as contemplated in the Transaction Agreement or include its recommendation in the Schedule 14D-9, or (2) withdraws or adversely modifies its recommendation of the Offer or makes an announcement to that effect, or (3) recommends a Restricted Transaction or makes an announcement to that effect;

•	by Syngenta if the Board of Directors withdraws or modifies its recommendation of the Offer with respect to a Superior Proposal (see above) and ChemChina has the right to withdraw the Offer;

•	by Syngenta in the event that all Chinese regulatory approvals (other than antitrust approvals) have not been obtained within twelve (12) weeks after the date of the Transaction Agreement.

•	Governance:

•	Following the First Settlement of the Offer, 4 out of 10 members of the Board of Directors will be Independent Directors and the Board of Directors will have a committee consisting of the Independent Directors. The current chairman of Syngenta will become the vice-chairman of the Board of Directors and the lead Independent Director. Following the First Settlement, the following matters will require the affirmative vote of at least 2 Independent Directors:

•	any change of the location of Syngenta headquarters;

•	any raising of new debt or making distributions which would lower the rating of the Syngenta group to a level below investment grade (rating by Moody's and S&P);

•	any reduction of the R&D budget in any given year to a level below 80% of the average R&D spend/sales in the years 2012 – 2015;

•	any material change in the agricultural sustainability programs or a reduction of funding of the Syngenta Foundation for Sustainable Agriculture to a level below 80% of the average funding per year in 2012 – 2015;

•	any material changes to Syngenta’s HSE Policy and Standards, except as required by legal requirements;

•	any material changes to Syngenta's Code of Conduct, except as required by legal requirements.

•	Approval by the Independent Directors will also be required, subject to certain exceptions, for any transaction that is not made at market terms between any member of the ChemChina group, on the one hand, and any member of the Syngenta group, on the other hand.

•	Any replacement of the Chief Executive Officer of the Syngenta group shall be made in accordance with internationally recognized standards for selection of a Chief Executive Officer for a major multinational company.

•	ChemChina confirms its intention to maintain the Syngenta Technology Advisory Board (STAB) committee.

•	The governance arrangements set forth in the Transaction Agreement may be enforced, on behalf of Syngenta, by the committee of Independent Directors by majority decision.

•	The above corporate governance matters remain in place until the earlier of (i) five (5) years following the First Settlement and (ii) a re-listing of Syngenta’s Shares through an initial public offering.

•	Dividends: Following the execution of the Transaction Agreement, Syngenta is not permitted to pay any dividends other than (i) its ordinary dividend of CHF 11 in respect of financial year 2015 and (ii) a Special Dividend of CHF 5 payable immediately prior to the First Settlement of the Offer. The ordinary dividend in respect of the financial year 2016 will be paid (if the First Settlement has not occurred by the date on which Syngenta is required to dispatch the invitation to the ordinary general meeting of shareholders in April 2017) according to Syngenta's dividend policy.

•	Conduct of Business: Following the execution of the Transaction Agreement and until the closing, Syngenta is required to operate its business in the ordinary course consistent with prior practice, and is restricted from taking certain specified actions without the prior consent of ChemChina.

•	Share Buy-Back Program: Effective as of the signing of the Transaction Agreement, Syngenta is required to suspend its share buy-back program and any market making or similar arrangements.

•	Employee Matters: Subject to TOB approval, all employee participation programs under which the Syngenta Shares or ADSs or instruments related thereto are either blocked, not yet vested or still exercisable have been amended in case the ChemChina Offer is successful to foresee immediate vesting due to a change of control and cash settlement (see also section 3.3.2 for details).

Further information on the content of the Transaction Agreement can be found under section E.4 of the Offer Prospectus.

4.3	Refinancing of Syngenta Debt becoming payable in case of a change of control

Syngenta has the following long-term debt instruments with a change of control clause outstanding:

•	2 US (SEC registered) bonds issued in March 2012 (face values USD 250m and 500m);

•	3 US private placements issued in December 2005 (face values USD 75m, 75m and 100m).

Syngenta does, however, currently not expect these instruments to be called for early repayment. Further, the current syndicated committed loan facility of USD 2,500m (which serves as a backstop facility for the USD 2,500m Global Commercial Paper program) has change of control clauses that will necessitate renegotiation. In order to address this, Syngenta expects ChemChina to provide cover for the backstop facility, short-term financing and any refinancing needs via HSBC facilities also at the Syngenta level.

4.4	Further agreements

As of the date of this report, there are agreements entered into between certain Syngenta affiliates on the one hand, and ChemChina/CNAC Saturn's affiliates, in particular the Adama group of companies, on the other hand, related to the supply of intermediates, active ingredients and other chemical compounds for manufacturing and/or distribution; these contracts were entered into during the past several years, all in the ordinary course of business. In addition to these agreements and to the knowledge of the Board of Directors, subject to the agreements mentioned in sections 4.1-4.2 above, there are no further agreements between ChemChina/CNAC Saturn and its affiliates and representatives, on the one hand, and Syngenta and its affiliates, directors, officers and shareholders, on the other hand.

5	Intentions of the shareholders of Syngenta holding more than 3% of the shares and voting rights

To the knowledge of the Board of Directors, only the following shareholder holds more than 3% of the shares and voting rights of Syngenta (excluding the own shares held in treasury by Syngenta):

BlackRock, Inc.	4.88%(1)

(1)	According to the transaction disclosure of BlackRock, Inc., of 4 March 2016 disclosed on the TOB's website.

The Board of Directors is not aware of the intent of this shareholder.

6	Defensive Measures pursuant to article 132 para. 2 FMIA

The Board of Directors of Syngenta has no knowledge of defensive measures, which would have been taken against the Offer nor does it intend to take such defensive measures against the Offer, and nor does it intend to propose such measures to the general meeting of Syngenta's shareholders.

7	Financial report; disclosure of material changes in the assets, financial condition, revenues and business perspectives

The audited and consolidated financial report of Syngenta as per 31 December 2015 can be consulted on Syngenta's website from 16 March 2016 (www.transaction.syngenta.com).

Save for the transaction to which this report relates, the Board of Directors is not aware of significant changes in the assets, financial condition and revenues of Syngenta or in its business perspectives since 1 January 2016, which could influence the decision of the shareholders of Syngenta regarding the Offer.

Basel, 7 March 2016

For the Board of Directors of Syngenta:

The Chairman: Michel Demaré

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

SOME OF THE STATEMENTS CONTAINED IN THIS REPORT ARE FORWARD-LOOKING STATEMENTS, INCLUDING STATEMENTS REGARDING THE EXPECTED CONSUMMATION OF THE ACQUISITION, WHICH INVOLVES A NUMBER OF RISKS AND UNCERTAINTIES, INCLUDING THE SATISFACTION OF CLOSING CONDITIONS FOR THE ACQUISITION, SUCH AS REGULATORY APPROVAL FOR THE TRANSACTION AND THE TENDER OF AT LEAST 67% OF THE OUTSTANDING SHARES OF THE COMPANY, THE POSSIBILITY THAT THE TRANSACTION WILL NOT BE COMPLETED AND OTHER RISKS AND UNCERTAINTIES DISCUSSED IN THE COMPANY’S PUBLIC FILINGS WITH THE SEC, INCLUDING THE “RISK FACTORS” SECTION OF THE COMPANY’S FORM 20-F FILED ON FEBRUARY 11, 2016, AS WELL AS THE TENDER OFFER DOCUMENTS TO BE FILED BY CHEMCHINA AND THE SOLICITATION/RECOMMENDATION STATEMENT TO BE FILED BY THE COMPANY. THESE STATEMENTS ARE BASED ON CURRENT EXPECTATIONS, ASSUMPTIONS, ESTIMATES AND PROJECTIONS, AND INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS THAT MAY CAUSE RESULTS, LEVELS OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS TO BE MATERIALLY DIFFERENT FROM ANY FUTURE STATEMENTS. THESE STATEMENTS ARE GENERALLY IDENTIFIED BY WORDS OR PHRASES SUCH AS “BELIEVE”, “ANTICIPATE”, “EXPECT”, “INTEND”, “PLAN”, “WILL”, “MAY”, “SHOULD”, “ESTIMATE”, “PREDICT”, “POTENTIAL”, “CONTINUE” OR THE NEGATIVE OF SUCH TERMS OR OTHER SIMILAR EXPRESSIONS. IF UNDERLYING ASSUMPTIONS PROVE INACCURATE OR UNKNOWN RISKS OR UNCERTAINTIES MATERIALIZE, ACTUAL RESULTS AND THE TIMING OF EVENTS MAY DIFFER MATERIALLY FROM THE RESULTS AND/OR TIMING DISCUSSED IN THE FORWARD-LOOKING STATEMENTS, AND YOU SHOULD NOT PLACE UNDUE RELIANCE ON THESE STATEMENTS. CHEMCHINA AND THE COMPANY DISCLAIM ANY INTENT OR OBLIGATION TO UPDATE ANY FORWARD-LOOKING STATEMENTS AS A RESULT OF DEVELOPMENTS OCCURRING AFTER THE PERIOD COVERED BY THIS ANNOUNCEMENT OR OTHERWISE.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

THE TENDER OFFER FOR THE OUTSTANDING SHARES, AMERICAN DEPOSITARY SHARES AND OTHER OUTSTANDING EQUITY INSTRUMENTS IN THE COMPANY HAS NOT BEEN COMMENCED. THIS ANNOUNCEMENT IS FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR A SOLICITATION OF AN OFFER TO SELL COMPANY SECURITIES. THE SOLICITATION AND OFFER TO BUY COMPANY SECURITIES WILL ONLY BE MADE PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS. AT THE TIME THE OFFER IS COMMENCED, CHEMCHINA WILL FILE A TENDER OFFER STATEMENT ON SCHEDULE TO WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (“SEC”) AND THEREAFTER, THE COMPANY WILL FILE A SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WITH RESPECT TO THE OFFER. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE SINCE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. THE OFFER TO PURCHASE, SOLICITATION/RECOMMENDATION STATEMENT AND RELATED MATERIALS WILL BE FILED BY CHEMCHINA AND THE COMPANY WITH THE SEC, AND INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THESE MATERIALS (WHEN AVAILABLE) AND OTHER DOCUMENTS FILED BY CHEMCHINA AND THE COMPANY WITH THE SEC AT THE WEBSITE MAINTAINED BY THE SEC AT WWW.SEC.GOV. INVESTORS AND SECURITY HOLDERS MAY ALSO OBTAIN FREE COPIES OF THE SOLICITATION/RECOMMENDATION STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC BY THE COMPANY AT WWW.SYNGENTA.COM.